Exhibit 4.1(g)

                      Bravo! Foods International Corp.
                            EMPLOYMENT AGREEMENT

      This employment agreement (the Agreement) is between Bravo! Foods International Corp. (the Company), a corporation organized and existing under the laws of the state of Delaware, United States of America, having a place of business at 11300 U.S. Highway 1, North Palm Beach, FL 33408 and Michael C. Edwards, of 8120 SE Windjammer Way, Hobe Sound, FL 33455 and a citizen of the United States of America (Edwards).

      Introduction. Reference is made to a certain employment agreement by and between the parties, effective June 1, 2000 (the "Prior Employment Agreement"). Except as otherwise provided herein, this Agreement replaces and supplants that agreement which, upon the execution of this Agreement, shall be null and void and of no legal binding effect.

1. Position. Edwards will assume and perform the duties associated with the position of Executive Vice President US & International Sales & Marketing for the Company. This Agreement shall cover and apply to the periods commencing with January 1, 2002 and ending December 31, 2003.

2. Responsibilities. Edwards shall have overall responsibilities for the Company's retail sales and marketing operations. These responsibilities will include: financial (sales, controls, budgets), sales management, marketing, delivery, sales administration and sales operations.

3. Salary. The annual salary for this position shall be US$150,000, paid in twelve equal monthly installments. The Company's Compensation Committee of the Board of Directors will review this salary at each contract year-end. The Company shall deduct the appropriate amount of all applicable federal taxes from Edwards's salary payments, based upon the deduction information supplied to the Company by Edwards.

4. Bonus. The Company shall establish a bonus plan for Edwards, for the 2002 and 2003 calendar years. This bonus plan is in addition to and not in lieu of any Signing Bonus, Annual Bonus or Quarterly Bonus due to Edwards under the Prior Employment Agreement with the Company. The bonus plan shall have the following elements:

      (a) First Annual Bonus. Edwards shall receive as a first annual bonus the maximum sum of $50,000, to be paid quarterly in the maximum amount of $12,500 as of the end each contract quarter, commencing with the contract quarter ending March 31, 2002. The Company, at its option, may pay this bonus in its common stock at the moving average price of the common stock during the payment quarter.

     (b) Second Annual Bonus. Edwards shall receive as a second annual bonus the maximum sum of $50,000, to be paid quarterly in the maximum amount of $12,500 as of the end each contract quarter, commencing with the contract quarter ending March 31, 2003. The Company, at its option, may pay this bonus in its common stock at the moving average price of the common stock during the payment quarter.

     (c) Incentive Equity Bonus. Contemporaneous with the execution of this Agreement, Edwards shall receive options for a total of 400,000 shares of the Company's common stock. These options shall have an exercise price of $0.40 per share. These options shall vest, as follows: 200,000 shares shall immediately vest upon the execution of this agreement; 100,000 shares shall vest on December 31, 2002; and 100,000 shares shall vest on December 31, 2003 and shall be exercisable for a period of five years, all as set forth in an option agreement to be executed between the Company and Edwards.

      (d) Conditions for Options. (i) Provided that, the Options shall vest only if the Company employs Edwards on the applicable Vesting Date.
If the Company does not employ Edwards on the applicable Vesting Date, then the option to purchase common shares appurtenant to such options shall be null and void and Edwards shall not have the right or claim to purchase such common shares. (ii) In the event of a proposed dissolution or liquidation of the Company, a merger or consolidation in which the Company is not the surviving entity, or a sale of all or substantially all of the assets or capital stock of the Company (collectively, a "Reorganization"), these Options shall immediately vest on the day prior to the effective date of the proposed Reorganization.

5. Corporate Benefits. The Company shall provide the same corporate benefits (medical, etc.) to Edwards as it provides to its other US employees. In addition, the Company shall pay the annual premium for Edwards $1,000,000 personal life insurance.

6. Compliance with The Company Policies and Regulations. Edwards will execute his duties and responsibilities in strict accordance with Company policies and regulations, approved budgets, and specific directives. Further, Edwards shall be responsible, and accountable, for the employees under his responsibility to also abide by these policies and regulations. In the event Edwards would be found, among other things, negligent in his performance of his responsibilities, including compliance with Company policies and procedures, he would be subject to termination for cause.

7. Termination. The parties may terminate this employment agreement by mutual consent. Edwards may be terminated for cause only subsequent to fifteen days written termination notice to Edwards, which notice shall specify the grounds for termination for cause, and the opportunity for Edwards to address the Executive Committee of the Company's Board of Directors with respect to the matters set forth in the written termination notice. If the present senior executive management of the Company changes and Edwards is terminated without cause by new senior executive management, Edwards shall be entitled to receive whatever bonus plan benefits that would have become due to Edwards for the six month period following such termination.

8. Confidentiality. Edwards agrees and acknowledges that acquired information and knowledge concerning the business operations of the Company, trade secrets, methods of operation, product formula, manufacturing procedures, business practices, financial information, records and reports, and data related to the operation of the Company or its subsidiaries is confidential and secret (the foregoing hereinafter referred to as "Confidential Information"). Edwards shall not at any time disclose, or after termination or expiration of this agreement, disclose any Confidential Information to any person, company, government, or use and Confidential Information in direct competition with the business of the Company for a period of one year subsequent to the termination or expiration of this agreement.

9. Commencement and Term. This agreement is effective with the signing by both parties below as of January 1, 2002. Except as otherwise provided in this document, this Contract shall be valid for two years and shall automatically renew under the same terms and conditions unless thirty (30) days prior to the expiration date one, or both, of the parties notifies the other party of the intention to terminate, or modify, this agreement.

10. Inside Information--Securities Laws Violations. In the course of the performance of Edwards's duties, it is expected that Edwards will receive information that is considered material inside information within the meaning and intent of the federal securities laws, rules, and regulations. Edwards will not disclose this information directly or indirectly for Edwards or as a basis for advice to any other party concerning any decision to buy, sell, or otherwise deal in the Company's securities or those of any of the Company's affiliated companies.

11. Warranty That Agreement Does Not Contemplate Corrupt Practices-- Domestic or Foreign. Edwards represents and warrants that (a) all payments under this agreement constitute compensation for services performed and (b) this agreement and all payments, and the use of the payments by Edwards, do not and shall not constitute an offer, payment, or promise, or authorization of payment of any money or gift to an official or political party of, or candidate for political office in, any jurisdiction within or outside the United States. These payments may not be used to influence any act or decision of an official, party, or candidate in his, her, or its official capacity, or to induce such official, party, or candidate to use his, her, or its influence with a government to affect or influence any act or decision of such government to assist the Company in obtaining, retaining, or directing business to the Company or any person or other corporate entity. As used in this paragraph, the term "official" means any officer or employee of a government, or any person acting in an official capacity for or on behalf of any government; the term "government" includes any department, agency, or instrumentality of a government.

12. Miscellaneous. (a) This agreement is subject to and shall be interpreted in accordance with the laws of Florida, without choice of law considerations; (b) This agreement cannot be modified except in writing executed by the parties.

                                       Bravo! Foods International Corp.

                                       s/s   Roy G. Warren
                                       ------------------------------------
                                       Roy G. Warren, Chief Executive
                                       Officer

                                       s/s   Michael C. Edwards
                                       ------------------------------------
                                       Michael C. Edwards